SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 26, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 26, 2017, the company reported that a General Ordinary and Extraordinary Shareholders’ Meeting has been called by the Company, to be held on June 26, 2017, at 11:00 a.m., at Bolívar 108, 1st Floor, City of Buenos Aires, a venue other than its registered office, to deal with the following agenda:

1.
APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MEETING’S MINUTES.
2.
INCREASE OF CAPITAL STOCK UP TO $22,222,220 PAR VALUE, BY ISSUING UP TO 22,222,220 COMMON, BOOK-ENTRY SHARES OF $1 PAR VALUE EACH, ENTITLED TO ONE VOTE PER SHARE, EQUIVALENT TO 17.63% OF THE CURRENT STOCK CAPITAL, ENTITLED TO RECEIVE DIVIDENDS FROM THEIR SUBSCRIPTION DATE, RANKING PARI PASSU WITH THE SHARES OUTSTANDING AS OF THE MOMENT OF ISSUANCE, WITH ISSUE PREMIUM, TO BE PUBLICLY OFFERED IN THE CAPITAL MARKETS OF ARGENTINA AND ABROAD, TO BE PAID IN (A) IN KIND; AND/OR (B) IN CASH. DETERMINATION OF THE STANDARDS TO BE APPLIED BY THE BOARD OF DIRECTORS FOR ESTABLISHING THE ISSUE PREMIUM AND CALCULATION METHOD. RESERVE OF UP TO 4,444,444 SHARES RESULTING FROM THE CAPITAL INCREASE TO BE ALLOCATED TO THE IMPLEMENTATION OF THE INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS TO BE CONSIDERED IN ITEM 5 OF THE AGENDA, TO BE PAID IN WITHOUT ISSUE PREMIUM, OUT OF RETAINED EARNINGS.
3.
REDUCTION OF THE TERM FOR EXERCISING PREEMPTIVE SUBSCRIPTION AND ACCRETION RIGHTS TO 10 (TEN) DAYS PURSUANT TO SECTION 194 OF THE GENERAL COMPANIES LAW No. 19,550, AS AMENDED.
4.
DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO ESTABLISH ALL SUCH ISSUE TERMS AND CONDITIONS AS ARE NOT EXPRESSLY DETERMINED BY THE SHAREHOLDERS’ MEETING, INCLUDING THE POWER TO SUB-DELEGATE SUCH POWERS ON ONE OR MORE COMPANY DIRECTORS OR MANAGERS OR THE PERSONS THEREBY AUTHORIZED, PURSUANT TO APPLICABLE LAWS, INCLUDING, WITHOUT LIMITATION: (I) THE DETERMINATION OF THE AMOUNT, TIME, MANNER, ISSUE PREMIUM, SUBSCRIPTION PRICE, PAYMENT CONDITIONS AND REMAINING TERMS AND CONDITIONS OF ISSUANCE; (II) THE APPLICATION FOR AUTHORIZATION OF PUBLIC OFFERING AND LISTING OF THE SHARES TO BE ISSUED BY THE ARGENTINE SECURITIES COMMISSION (“CNV”) AND/OR LISTING AND/OR TRADING IN ANY AUTHORIZED PUBLIC OR PRIVATE STOCK EXCHANGES AND/OR SECURITIES MARKETS IN ARGENTINA OR ABROAD, WITH POWERS TO REQUEST ANY OTHER TYPE OF AUTHORIZATION FOR PUBLIC OFFERING TO THE ARGENTINE SECURITIES COMMISSION, THE US SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR OTHER SIMILAR AGENCIES IN ARGENTINA OR ABROAD;(III) THE INCREASE AND/OR MODIFICATION OF AND/OR AMENDMENT TO THE AMERICAN DEPOSITARY RECEIPTS PROGRAM CURRENTLY IN FORCE BETWEEN THE COMPANY AND THE BANK OF NEW YORK AS DEPOSITORY, REPRESENTING AMERICAN DEPOSITARY SHARES, AS WELL AS DELEGATION ON THE BOARD OF DIRECTORS OF THE ESTABLISHMENT OF THE TERMS, CONDITIONS AND SCOPE OF SAID PROGRAM AND/OR THE EXECUTION OF A NEW DEPOSIT PROGRAM WITH A NEW DEPOSITARY, AND DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR IT TO AGREE UPON THE TERMS, CONDITIONS AND SCOPE OF SUCH PROGRAM; (IV) THE PREPARATION AND EXECUTION OF THE PRELIMINARY AND FINAL OFFERING MEMORANDA TO BE FILED WITH THE CNV, THE SEC AND/OR OTHER SIMILAR AGENCIES AND/OR AUTHORIZED PRIVATE OR PUBLIC SECURITIES MARKETS, IN ALL CASES OF ARGENTINA OR ABROAD; AND (V) THE EXECUTION OF ALL SUCH DOCUMENTS AS REQUIRED TO IMPLEMENT THE ISSUE OF SHARES AND THE PERFORMANCE OF ANY RELATED ACTS IN ORDER TO COMPLY WITH THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS’ MEETING, WITH THE BROADEST POWERS; AND (C) USE OF PROCEEDS OF THE ISSUE.
5.
APPROVAL OF IMPLEMENTATION OF NEW INCENTIVE PLAN COMPRISING UP TO 4,444,444 SHARES OF THE COMPANY FOR THE COMPANY’S MANAGEMENT EMPLOYEES AND DIRECTORS, DELEGATION OF POWERS TO THE BOARD FOR PURPOSES OF ITS IMPLEMENTATION, ALLOCATION, TIME AND METHOD OF EXECUTION. AUTHORIZATION TO USE PART OF THE NEW SHARES TO BE ISSUED AS A RESULT OF THE CAPITAL INCREASE AND ALLOCATE THEM TO THE ABOVE MENTIONED PLAN, PURSUANT TO SECTION 68 OF LAW 26,831.
6.
AUTHORIZATIONS.

The call notice is transcribed hereinbelow:

IRSA PROPIEDADES COMERCIALES SA
Authorized by Decree of the Executive Branch dated August 29, 1889, registered under No. 126, page 268 special book IV, and registered with the Public Register of Commerce of the City of Buenos Aires (harmonization with Law 19,550) on February 27, 1976, under No. 323, page 6, book 85, volume A of domestic corporations, hereby calls its Shareholders to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on June 26, 2017, at 11:00 a.m., at Bolívar 108, 1st Floor, City of Buenos Aires, a venue other than its registered office, to deal with the following agenda:
1.
APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MEETING’S MINUTES.
2.
INCREASE OF CAPITAL STOCK UP TO $22,222,220 PAR VALUE, BY ISSUING UP TO 22,222,220 COMMON, BOOK-ENTRY SHARES OF $1 PAR VALUE EACH, ENTITLED TO ONE VOTE PER SHARE, EQUIVALENT TO 17.63% OF THE CURRENT STOCK CAPITAL, ENTITLED TO RECEIVE DIVIDENDS FROM THEIR SUBSCRIPTION DATE, RANKING PARI PASSU WITH THE SHARES OUTSTANDING AS OF THE MOMENT OF ISSUANCE, WITH ISSUE PREMIUM, TO BE PUBLICLY OFFERED IN THE CAPITAL MARKETS OF ARGENTINA AND ABROAD, TO BE PAID IN (A) IN KIND; AND/OR (B) IN CASH. DETERMINATION OF THE STANDARDS TO BE APPLIED BY THE BOARD OF DIRECTORS FOR ESTABLISHING THE ISSUE PREMIUM AND CALCULATION METHOD. RESERVE OF UP TO 4,444,444 SHARES RESULTING FROM THE CAPITAL INCREASE TO BE ALLOCATED TO THE IMPLEMENTATION OF THE INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS TO BE CONSIDERED IN ITEM 5 OF THE AGENDA, TO BE PAID IN WITHOUT ISSUE PREMIUM, OUT OF RETAINED EARNINGS.
3.
REDUCTION OF THE TERM FOR EXERCISING PREEMPTIVE SUBSCRIPTION AND ACCRETION RIGHTS TO 10 (TEN) DAYS PURSUANT TO SECTION 194 OF THE GENERAL COMPANIES LAW No. 19,550, AS AMENDED.
4.
DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO ESTABLISH ALL SUCH ISSUE TERMS AND CONDITIONS AS ARE NOT EXPRESSLY DETERMINED BY THE SHAREHOLDERS’ MEETING, INCLUDING THE POWER TO SUB-DELEGATE SUCH POWERS ON ONE OR MORE COMPANY DIRECTORS OR MANAGERS OR THE PERSONS THEREBY AUTHORIZED, PURSUANT TO APPLICABLE LAWS, INCLUDING, WITHOUT LIMITATION: (I) THE DETERMINATION OF THE AMOUNT, TIME, MANNER, ISSUE PREMIUM, SUBSCRIPTION PRICE, PAYMENT CONDITIONS AND REMAINING TERMS AND CONDITIONS OF ISSUANCE; (II) THE APPLICATION FOR AUTHORIZATION OF PUBLIC OFFERING AND LISTING OF THE SHARES TO BE ISSUED BY THE ARGENTINE SECURITIES COMMISSION (“CNV”) AND/OR LISTING AND/OR TRADING IN ANY AUTHORIZED PUBLIC OR PRIVATE STOCK EXCHANGES AND/OR SECURITIES MARKETS IN ARGENTINA OR ABROAD, WITH POWERS TO REQUEST ANY OTHER TYPE OF AUTHORIZATION FOR PUBLIC OFFERING TO THE ARGENTINE SECURITIES COMMISSION, THE US SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR OTHER SIMILAR AGENCIES IN ARGENTINA OR ABROAD;(III) THE INCREASE AND/OR MODIFICATION OF AND/OR AMENDMENT TO THE AMERICAN DEPOSITARY RECEIPTS PROGRAM CURRENTLY IN FORCE BETWEEN THE COMPANY AND THE BANK OF NEW YORK AS DEPOSITORY, REPRESENTING AMERICAN DEPOSITARY SHARES, AS WELL AS DELEGATION ON THE BOARD OF DIRECTORS OF THE ESTABLISHMENT OF THE TERMS, CONDITIONS AND SCOPE OF SAID PROGRAM AND/OR THE EXECUTION OF A NEW DEPOSIT PROGRAM WITH A NEW DEPOSITARY, AND DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR IT TO AGREE UPON THE TERMS, CONDITIONS AND SCOPE OF SUCH PROGRAM; (IV) THE PREPARATION AND EXECUTION OF THE PRELIMINARY AND FINAL OFFERING MEMORANDA TO BE FILED WITH THE CNV, THE SEC AND/OR OTHER SIMILAR AGENCIES AND/OR AUTHORIZED PRIVATE OR PUBLIC SECURITIES MARKETS, IN ALL CASES OF ARGENTINA OR ABROAD; AND (V) THE EXECUTION OF ALL SUCH DOCUMENTS AS REQUIRED TO IMPLEMENT THE ISSUE OF SHARES AND THE PERFORMANCE OF ANY RELATED ACTS IN ORDER TO COMPLY WITH THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS’ MEETING, WITH THE BROADEST POWERS; AND (C) USE OF PROCEEDS OF THE ISSUE.
5.
APPROVAL OF IMPLEMENTATION OF NEW INCENTIVE PLAN COMPRISING UP TO 4,444,444 SHARES OF THE COMPANY FOR THE COMPANY’S MANAGEMENT EMPLOYEES AND DIRECTORS, DELEGATION OF POWERS TO THE BOARD FOR PURPOSES OF ITS IMPLEMENTATION, ALLOCATION, TIME AND METHOD OF EXECUTION. AUTHORIZATION TO USE PART OF THE NEW SHARES TO BE ISSUED AS A RESULT OF THE CAPITAL INCREASE AND ALLOCATE THEM TO THE ABOVE MENTIONED PLAN, PURSUANT TO SECTION 68 OF LAW 26,831.
6. AUTHORIZATIONS.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires from 10:00 am to 6:00 pm no later than June 20, 2017. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name, as registered; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are recorded and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 24, 25 and 26, Chapter II, Title II of the CNV Rules (RG 687 revision) shareholders who are artificial persons or other legal vehicles shall identify their final beneficial holders by providing their full name, nationality, place of residence, date of birth, identity document or passport, taxpayer registration number (CUIT), employee registration number (CUIL), or other form of tax identification, and profession. In the case of artificial persons organized abroad, the instrument evidencing their registration pursuant to Sections 118 or 123 of Law No. 19,550, as applicable, shall be filed in order to attend the meeting. The representation shall be exercised by the legal representative registered in the applicable Public Register or a duly appointed agent. If any equity interests are held by a trust or similar vehicle, a certificate shall be filed identifying the trust business giving rise to the transfer, including full name or corporate name, domicile or establishment, identity document or passport number or data evidencing registration, authorization or incorporation of the trustor(s), trustee(s) or persons in equivalent capacities, and residual beneficiaries and/or beneficiaries or persons in equivalent capacities, according to the legal system that governed the act, agreement and/or evidence of registration of the agreement with the public Register of Commerce, as applicable. If the equity interests are held by a foundation or similar vehicle, whether public or private, the same data as those mentioned in the previous paragraph shall be included with respect to the founder or, if different, the person who made the contribution or transfer to such estate. The representation shall be exercised by the person who manages the estate, in the case of a trust or similar vehicle, and the person exercising the legal representation in the other cases, or a duly appointed agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: May 26, 2017